UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: November 23, 2009
(Date of earliest event reported)

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities.

On November 23, 2009, the Company closed a private placement of units. In the aggregate, the Company placed 3,003,400 units of the Company at a price of $1.00 per unit for gross aggregate proceeds of $3,003,400. Each unit is comprised of one share of common stock and one-half of one common share purchase warrant. Each full warrant will entitle the holder thereof to acquire one additional share of common stock at an exercise price of $1.50 per share until May 31, 2010 and thereafter at an exercise price of $1.75 per share until November 15, 2011. The net proceeds of the offering will be used by Timberline for exploration expenditures, working capital and general corporate purposes.

In connection with the private placement, the Company agreed to pay qualified agents a cash compensation fee in U.S. dollars in an amount equal to seven percent (7%) of the gross proceeds of the offering received by the Company for units placed by such agents. The cash compensation fee is equal to $196,238. The agents will also receive 196,238 agents' warrants, exercisable to acquire common stock equal in number to seven percent (7%) of the total number of units sold that were placed by the agents.

The securities of the private placement were not registered under the U.S. Securities Act of 1933, as amended ("Securities Act"), or the securities laws of any state, and are subject to resale restrictions and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such the registration requirements in accordance with all applicable state securities laws. The securities were placed pursuant to exemptions from registration requirements of the Securities Act provided by Section 506 of Regulation D under the Securities Act and/or Section 4(2) of the Securities Act and by Rule 903 of Regulation S under the Securities Act, such exemptions being available based on information obtained from the investors in the private placement.

Item 7.01 Regulation FD Disclosure.

On November 23, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Announces Completion of Private Placement Financing." A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.
    (d) Exhibits

Exhibit No.	Description
99.1*	Press Release of Timberline Resources Corporation dated November 23, 2009.

* - Furnished to, not filed with, the Commission pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy
Randal Hardy
Chief Executive Officer, Chief Financial Officer and Director

Date: November 24, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated November 23, 2009.

Exhibit 99.1

PRESS RELEASE

Timberline Announces Completion of Private Placement Financing

November 23, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") announced today that it has executed subscription agreements and closed (conditional upon NYSE Amex acceptance) its offering for 3,003,400 Units of Timberline at $1.00 per Unit, for gross proceeds of $3,003,400.

Each Unit consists of one share of common stock of Timberline and one half of one common stock purchase warrant (a "Warrant"). Each full Warrant will entitle the holder thereof to acquire one additional share of common stock at an exercise price of $1.50 per share until May 31, 2010 and thereafter at an exercise price of $1.75 per share until November 15, 2011. The net proceeds of the offering will be used by Timberline for exploration expenditures, working capital and general corporate purposes.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project, and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB, as amended, for the year ended September 30, 2008. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859